中信泰富有限公司
BY COURIER
=============



Exemption No. 82-5232

Date : 22nd October, 2002



02055410   CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, a copy of which is enclosed herewith, that the Company since September 19, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-1964

Annexure

<u>CITIC Pacific Limited</u>

<u>List of Information that the Company since September 19, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company</u>

1. Document : Monthly Return on Movement of Listed Equity Securities
    Date : October 4, 2002
    Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of
    Securities on the HKSE)

Monthly Return On Movement of Listed Equity Securities
For the month ended   30th September, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From :   CITIC Pacific Limited
                (Name of Company)

         Alice Tso Mun Wai   Tel No.:   2820-2111
                (Name of Responsible Official)

Date :   4th October, 2002

(A) Information on Types of Listed Equity Securities :
    (please tick wherever applicable)

   1. Ordinary shares :   2. Preference shares :

   ✓ Other classes of shares :   please specify : _____ shares _____

   4. Warrants :   please specify : _____

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): _____)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	—	---
Increase/(Decrease) during the month	---	—	---
Balance at close of the month :	2,189,780,160	—	---

...1/2

(D) Details of Movement :
     * please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20 2._____ Exercise price: HK$_____	11,550,000	--	--	--	11,550,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1._____ Subscription price: HK$_____ 2._____ Subscription price: HK$_____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
_____ Convertible price: HK$_____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : _____

        _____

Authorised Signatory:

_____
Name : Alice Tso Mun Wai
Title : Company Secretary